UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lightning eMotors, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per shares

(Title of Class of Securities)

53228T101

(CUSIP Number)

September 7, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 53228T101	Schedule 13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS International Company Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 189,298[1]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 189,298[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,298[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.9%[2]
12.	TYPE OF REPORTING PERSON (see instructions) OO

[1]

Represents 189,298 shares of Common Stock held directly by Caspian Investments Limited (“Caspian”). International Company Management Limited (“ICML”) is a Director of Caspian and may be deemed to have or share beneficial ownership of the shares of Common Stock held directly by Caspian. ICML disclaims such beneficial ownership.

[2]

The percentage of the shares of Common Stock beneficially owned is based on 6,462,413 shares of Common Stock outstanding as of August 11, 2023, which is based on information included in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the SEC on August 14, 2023.

CUSIP No. 53228T101	Schedule 13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Portman Welbeck Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 189,298[3]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 189,298[3]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,298[3]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.9%[4]
12.	TYPE OF REPORTING PERSON (see instructions) OO

[3]

Represents 189,298 shares of Common Stock held directly by Caspian. Portman Welbeck Limited (“PWL”) is a Director of Caspian and may be deemed to have or share beneficial ownership of the shares of Common Stock held directly by Caspian. PWL disclaims such beneficial ownership.

[4]

The percentage of the shares of Common Stock beneficially owned is based on 6,462,413 shares of Common Stock outstanding as of August 11, 2023, which is based on information included in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the SEC on August 14, 2023.

CUSIP No. 53228T101	Schedule 13G	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS R&H Trust Co. (Guernsey) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 381,534[5]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 381,534[5]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,534[5]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%[6]
12.	TYPE OF REPORTING PERSON (see instructions) OO

[5]

Represents 189,298 shares of Common Stock held directly by Caspian and 192,236 shares of Common Stock held directly by The Pomarine Trust (“Pomarine”). R&H Trust Co. (Guernsey) Limited (“R&H Trust”) is the Trustee of a Guernsey Trust which is the ultimate beneficial owner of Caspian and the Trustee of Pomarine. R&H Trust may be deemed to have or share beneficial ownership of the shares of Common Stock held directly by each of Caspian and Pomarine. R&H Trust disclaims such beneficial ownership.

[6]

The percentage of the shares of Common Stock beneficially owned is based on 6,462,413 shares of Common Stock outstanding as of August 11, 2023, which is based on information included in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the SEC on August 14, 2023.

CUSIP No. 53228T101	Schedule 13G	Page 5 of 7 Pages

1.	NAMES OF REPORTING PERSONS Rawlinson & Hunter Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 381,534[7]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 381,534[7]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,534[7]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%[8]
12.	TYPE OF REPORTING PERSON (see instructions) OO

[7]

Represents 189,298 shares of Common Stock held directly by Caspian and 192,236 shares of Common Stock held directly by Pomarine. Rawlinson & Hunter Limited (“R&H Limited”) is the parent company of each of R&H Trust, ICML and PWL. R&H Limited may be deemed to have or share beneficial ownership of the shares of Common Stock held directly by each of Caspian and Pomarine. R&H Limited disclaims such beneficial ownership.

[8]

The percentage of the shares of Common Stock beneficially owned is based on 6,462,413 shares of Common Stock outstanding as of August 11, 2023, which is based on information included in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the SEC on August 14, 2023.

CUSIP No. 53228T101	Schedule 13G	Page 6 of 7 Pages

Explanatory Note*

This Amendment No. 1 (the “Amendment No. 1”), being filed by International Company Management Limited (“ICML”), Portman Welbeck Limited (“PWL”), R&H Trust Co. (Guernsey) Limited (“R&H Trust”), and Rawlinson & Hunter Limited (“R&H Limited” and together with ICML, PWL, R&H Trust, the “Reporting Persons”) amends the Schedule 13G initially filed on July 21, 2023 (the “Schedule 13G”). The information stated in this Amendment No. 1 amends the information disclosed under the corresponding entries in the Schedule 13G as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13G.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of September 7, 2023, Partridge Investments Limited (“Partridge”) transferred all of the 192,236 shares of Common Stock it previously held directly to The Pomarine Trust (“Pomarine”). As a result, ICML and PWL are no longer the deemed beneficial owners of the 192,236 shares of Common Stock previously held directly by Partridge.

ICML and PWL may be deemed to have or share beneficial ownership of the Common Stock held directly by Caspian, but each disclaims beneficial ownership of such shares of Common Stock. R&H Trust and R&H Limited may be deemed to have or share beneficial ownership of the Common Stock held directly by each of Caspian and Pomarine, but each disclaims beneficial ownership of such shares of Common Stock.

(b)	Percent of class:

As of September 7, 2023, each of ICML and PWL may be deemed to be the beneficial owner of approximately 2.9% of the Issuer’s Common Stock based on 6,462,413 shares of Common Stock outstanding as of August 11, 2023, which is based on information included in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the SEC on August 14, 2023.

As of September 7, 2023, each of R&H Trust and R&H Limited may be deemed to be the beneficial owner of approximately 5.9% of the Issuer’s Common Stock based on 6,462,413 shares of Common Stock outstanding as of August 11, 2023, which is based on information included in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the SEC on August 14, 2023.

(c)	Number of shares of Common Stock as to which each of ICML and PWL has:

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	189,298
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	189,298

Number of shares of Common Stock as to which each of R&H Trust and R&H Limited has:

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	381,534
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	381,534

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof a Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 53228T101	Schedule 13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2023

International Company Management Limited

By:	/s/ Alasdair Cross
Name:	Alasdair Cross
Title:	Director

By:	/s/ Alison Wyser
Name:	Alison Wyser
Title:	Director

Portman Welbeck Limited

By:	/s/ Alasdair Cross
Name:	Alasdair Cross
Title:	Director

By:	/s/ Alison Wyser
Name:	Alison Wyser
Title:	Director

R&H Trust Co. (Guernsey) Limited

By:	/s/ Alasdair Cross
Name:	Alasdair Cross
Title:	Director

By:	/s/ Alison Wyser
Name:	Alison Wyser
Title:	Director

Rawlinson & Hunter Limited

By:	/s/ Alasdair Cross
Name:	Alasdair Cross
Title:	Director

By:	/s/ Alison Wyser
Name:	Alison Wyser
Title:	Authorised Signatory